The City of New York Office of the Comptroller Brad Lander	State of New York Office of the Comptroller Thomas P. DiNapoli

March 31, 2023

Dear fellow Bank of America shareholder,

We urge you to vote for Proposal 8 at the Bank of America Corp. (the “Bank”) annual meeting on April 25, 2023. Proposal 8 requests that the Bank disclose interim 2030 absolute greenhouse gas emissions (GHG) reduction targets (“absolute targets”) for its energy sector lending and underwriting, aligned with the Paris Agreement’s goal to limit warming to 1.5 degrees Celsius. These targets should be in addition to the intensity targets for the energy sector that the company has set and be aligned with a science-based net zero pathway. While the Bank has made significant commitments to addressing climate change, it still has a long way to go in reducing its exposure to climate-related financial risk.

The absolute targets requested in Proposal 8 will enable shareholders, as well the Bank’s own board of directors, to hold management accountable for the Bank’s progress towards achieving its own climate change commitments and efforts to mitigate associated climate risk. Specifically, the Bank has committed to “reducing the GHG emissions associated with [its] financing activities in alignment with the Paris Agreement’s 1.5°C goal,”1 which the Intergovernmental Panel on Climate Change (IPCC) has said is required to avoid the most devastating consequences of climate change. As a member of the Net Zero Banking Alliance (NZBA), the Bank has also agreed to achieve net zero GHG emissions before 2050 and to report progress against absolute emissions and/or emissions intensity targets.

Proposal 8 was submitted by the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, the New York City Board of Education Retirement System, and the New York State Common Retirement Fund (collectively, the “Proponents”), which are long-term Bank of America shareholders with approximately 23 million combined shares valued at more than $800 million as of January 31, 2023. The Proponents submitted Proposal 8 requesting absolute targets for the following reasons: Bank of America has set only intensity targets, which paint an incomplete picture of the Bank's progress toward meeting its climate commitments.

1.	Bank of America has set only intensity targets, which paint an incomplete picture of the Bank's progress toward meeting its climate commitments.
2.	Absolute targets are more transparent and comparable than intensity targets.

3.	Absolute emissions targets are in line with industry best practices, consistent with proposed U.S regulations, and central to the guidance of leading industry standard setters. By not setting absolute targets, Bank of America lags its peers and opens itself to regulatory, reputational, and litigation risks.

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1 Company proxy statement, page 99. https://investor.bankofamerica.com/regulatory-and-other-filings/proxy-statements/content/0001193125-23-064593/0001193125-23-064593.pdf

4.	Absolute targets against which to measure progress are an indispensable tool enabling shareholders to assess whether any emissions reductions reported by Bank of America are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities before 2050.

5.	Setting absolute targets will allow the Bank to demonstrate its commitment to reducing real-world emissions, consistent with its stated goal of achieving net zero absolute emissions by 2050, in order to mitigate climate change and the significant transition risks it poses to the Bank.

We detail each of these below.

1.	Bank of America has set only intensity targets, which paint an incomplete picture of the Bank’s progress toward meeting its climate commitments.

In its opposition statement to Proposal 8 (on page 99 of its proxy statement), Bank of America emphasizes that it has “set and disclosed 2030 targets for reducing emissions associated with financing activities related to three key sectors: auto manufacturing, energy and power generation.” However, as disclosed elsewhere in its proxy statement (page 41), the Bank has set only intensity targets, which serve a different purpose than the absolute targets requested in Proposal 8.

Absolute targets focus on the actual reduction of emissions while intensity targets only measure the amount of emissions relative to the amount of output. Intensity targets do not guarantee that actual emissions are reduced, so in the absence of corresponding absolute targets, intensity targets paint an incomplete picture of the Bank’s progress toward meeting its emissions reduction commitments.

2.	Absolute targets are more transparent and comparable than intensity targets.

Absolute targets provide a clear benchmark for measuring progress towards reducing emissions and are less susceptible to manipulation by the Bank’s clients. They are more transparent and easier to understand than intensity targets, which can be complicated to calculate and difficult for investors to interpret. By contrast, absolute targets will enable shareholders to better understand the Bank’s progress toward achieving net zero emissions by 2050.

These are among the reasons that Citigroup, which leads other major banks by committing to a 29% absolute reduction target for the energy sector by 2030, has stated that “[f]or the Energy sector, absolute reduction is required to meet net zero goals and is the most transparent target selection.”2

Absolute targets also allow for greater comparability, both over time and across different sectors and geographies. Intensity targets can be influenced by external factors such as changes in economic activity or technological advancements, which can make it difficult to compare a bank’s emissions intensity from one year to the next. For example, the emissions intensity of a bank’s lending to the energy sector will be significantly different from its lending to the automotive sector, making it difficult to compare the two using an intensity target alone.

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2 Citigroup TCFD Report, 2021: taskforce-on-climate-related-financial-disclosures-report-2021.pdf (citigroup.com)

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

3.	Absolute emissions targets are in line with industry best practices, consistent with proposed U.S regulations, and central to the guidance of leading industry standard setters. By not setting absolute targets, Bank of America lags its peers and opens itself to regulatory, reputational, and litigation risks.

There is a consensus among regulators and financial industry standard setters regarding the importance of absolute targets to a credible decarbonization strategy:

•	The SEC’s proposed climate disclosure rule requires disclosure of Scopes 1 and 2 greenhouse gas emissions, and Scope 3 emissions if material,[3] in absolute and intensity terms. Any reduction targets must also be disclosed.

•	Convened by more than 450 banks and insurers, the United Nations Environment Programme’s Finance Initiative (“UNEP FI”), recommends various approaches to reducing portfolio emissions, including [both] “absolute contraction” or “[r]educing the absolute amount of carbon in the portfolio,” and “[e]conomic intensity-based” approach or “[a]chieving a greater carbon efficiency per dollar invested.” According to UNEP FI recommendations, “…it is most convincing for investors to use an absolute contraction approach…”[4]

•	The Sustainable Markets Initiative’s Asset Manager and Asset Owner Task Force, which includes the Bank of America Merrill Lynch Asset Management, established Investor Expectations for Banking Transition to Net Zero Emissions, which include setting emission reduction targets in absolute terms for high-emitting sectors that deserve additional consideration. These targets should cover all material on and off-balance sheet activities, including both lending and capital markets underwriting.[5]

•	The Partnership for Carbon Accounting Financials (PCAF), a financial industry-led partnership that includes the Bank and that facilitates financial industry alignment with the Paris Agreement, states, “to limit climate change and meet the goals of the Paris Agreement, financiers must actively seek out actions that reduce generated emissions in absolute terms, i.e., absolute emissions.”[6]

The Bank, like other signatories to the Net Zero Banking Alliance (NZBA), has committed to achieve net zero GHG emissions before 2050 and to report absolute emissions as well as progress against absolute emissions and/or emissions intensity targets.

Unlike the Bank, many other North American NZBA signatories have already disclosed and adopted 2030 absolute targets for their energy lending portfolios. These include Citigroup, Wells Fargo, HSBC, and Bank of Montreal.

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3 Scope 3 emissions comprise an overwhelming majority (92%) of a financial institution’s carbon footprint according to recent MSCI analysis, https://www.msci.com/www/blog-posts/which-scope-3-emissions-will/03153333292

4 United Nations Environment Programme, “Recommendations for Credible Net-Zero Commitments from Financial Institutions,” https://www.unepfi.org/themes/climate-change/recommendations-for-credible-net-zero-commitments-from-financial-institutions/

5 https://a.storyblok.com/f/109506/x/6ead79ec98/smi-investor-expectations-for-banking-transition-to-net-zero-paper.pdf

6 Partnership for Carbon Accounting Financials Standard, https://carbonaccountingfinancials.com/en/standard

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

In recent months, both U.S. and international banking supervisory bodies have published draft guidance outlining principles for banks to manage material climate-related financial risks adequately. The OCC,7 the Federal Deposit Insurance Corporation8 (FDIC), the Basel Committee on Banking Supervision9 (BIS), and the European Central Bank10 have outlined concerns regarding the potential mismatch between banks’ public statements and their internal strategy or risk appetite. In other words, the consequence of greenwashing is of significant concern to regulators. The proponents believe that the Bank may face regulatory, reputational, and litigation risks by continuing to adopt intensity metrics without offering evidence that its climate strategy results in real-world reductions in emissions.

Lastly, the Bank may be vulnerable to significant legal costs as a result of litigation. Analysts expect that climate lawsuits will become common.11.

4.	Absolute targets against which to measure progress are an indispensable tool enabling shareholders to assess whether any emissions reductions reported by Bank of America are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities before 2050 and to assess whether the Company is mitigating climate risk.

In its opposition statement to Proposal 8, Bank of America states that it discloses its absolute financed emissions. Absent disclosure of the absolute targets requested in Proposal 8 against which to measure progress, shareholders are unable to assess whether any reported reductions in absolute emissions are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities by 2050. As a result, the Bank’s disclosure of absolute financed emissions, while welcome, lacks the analytical context that investors need to interpret these disclosures.

5.	Setting absolute targets will allow the Bank to demonstrate its commitment to reducing real-world emissions, consistent with its stated goal of achieving net zero absolute emissions by 2050, in order to mitigate climate change and the significant transition risks it poses to the Bank itself.

Setting absolute targets will allow the Bank to capitalize on its close proximity to its clients’ business to help them drive down their GHG emissions and demonstrate the Bank’s commitment to reducing real-world emissions consistent with its stated goal of achieving net zero absolute emissions by 2050. Since the 2015 Paris Agreement, the Bank has provided $232 billion in lending and underwriting to energy companies. The Bank is the fourth largest fossil fuel financier in the world,12 exposing it to significant transition risk.

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7 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf

8 https://www.govinfo.gov/content/pkg/FR-2022-04-04/pdf/2022-07065.pdf

9 https://www.bis.org/bcbs/publ/d532.pdf

10 https://www.bankingsupervision.europa.eu/press/speeches/date/2022/html/ssm.sp220922~bb043aa0bd.en.html

11 https://news.bloomberglaw.com/us-law-week/corporate-boards-should-gear-up-for-more-climate-litigation

12 https://www.bankingonclimatechaos.org/#data-panel

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

Without demonstrating that its intensity targets can result in real-world emissions reductions, the Bank may draw additional investor and regulatory scrutiny regarding its overall response to climate change. Absolute targets, by contrast, would enable the Bank to demonstrate its commitment to reducing actual GHG emissions in line with its long-term goal of net zero absolute emissions by 2050.

In sum, intensity and absolute targets are different measurements that serve different and complementary purposes, but using intensity targets alone is an insufficient approach. Intensity targets allow for normalization as they adjust for different company sizes and production efficiency. They can also incentivize the Bank to support its clients’ efforts to improve efficiency and reduce emissions intensity. However, because different fossil fuels have different carbon intensities, using only intensity targets could allow the Bank’s clients to invest in expanded fossil fuel production that results in lower overall carbon intensity, but greater absolute emissions. Financing expanded fossil fuel production in the short term may lower carbon intensity, but will also be funding long-lived assets that will lock in carbon emissions for decades to come, undermining the Bank’s ability to achieve its 2050 net zero goal.

Summary

The Bank should capitalize on its proximity to its clients’ business to help them to reduce actual GHG emissions by 2030, not just the intensity of those emissions. This would demonstrate the Bank’s commitment to reducing real-world emissions consistent with its stated goal of achieving net zero absolute emissions by 2050.

The Bank has made significant commitments to addressing climate change, but it still has a long way to go in reducing its exposure to climate-related financial risk. Shareholders require benchmarks against which to track the Bank’s progress toward achieving net zero emissions and its impact on real-world emissions reductions.

We therefore urge you to vote FOR Proposal 8 requesting that interim 2030 targets for absolute emissions reductions. For questions, please contact Michael Garland, Assistant Comptroller for Corporate Governance and Responsible Investment, in the New York City Comptroller’s Office at mgarlan@comptroller.nyc.gov.

Sincerely,

Brad Lander New York City Comptroller	Thomas P. DiNapoli New York State Comptroller

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.